Over the Top Ladder, LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Changes in Members' Equity 6

Cash Flow Statement 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

To Management of:
Over the Top Ladder, LLC

We have reviewed the accompanying financial statements of Over the Top Ladder, LLC (the Company), which comprise the statements of balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Over the Top Ladder, LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is pre-revenue, has incurred losses and has relied on owner contributions to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
September 18, 2023

Over the Top Ladder, LLC
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.f	$ 485	$ 86
Total Current Assets		485	86
Noncurrent Assets			
Patent, net of accumulated amortization	2	18,036	20,487
Total Noncurrent Assets		18,036	20,487
Total Assets		18,521	20,573
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses		-	-
Total Current Liabilities		-	-
Total Liabilities		-	-
Members' Equity		18,521	20,573
Total Liabilities & Members' Equity		$ 18,521	$ 20,573

Over the Top Ladder, LLC

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note		2022		2021
Operating Expenses					
Advertising and promotion	1.h	$	2,300	$	5,000
Travel			1,888		-
Other operating expense			1,040		661
Legal and other professional fees and services			1,000		3,643
Memberships and licenses			300		1,050
Meals and entertainment			159		-
Office supplies			116		-
Research and development			21		300
Intangible asset amortization	2		2,451		2,451
Total Operating Expenses			9,275		13,105
Net Income (Loss)		$	(9,275)	$	(13,105)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Over the Top Ladder, LLC

Statement of Changes in Members' Equity (Unaudited)

For the years ended December 31, 2022 and 2021

		Total Members' Equity
Balance at January 1, 2021	$	26,865
Net income (loss)		(13,105)
Owner contributions		6,813
Balance at December 31, 2021		20,573
Net income (loss)		(9,275)
Owner contributions		7,223
Balance at December 31, 2022	$	18,521

See independent accountant's review report. The accompanying notes are an integral part of these financial
statements.

Over the Top Ladder, LLC
Cash Flow Statement (Unaudited)
For the years ended December 31, 2022 and 2021

		2022		2021
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(9,275)	$	(13,105)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Depreciation and amortization		2,451		2,451
Net Cash Provided by (Used in) Operating Activities		(6,824)		(10,654)
Cash Flows from Investing Activities				
Payments made for patents		-		(2,130)
Cash Flows from Financing Activities				
Owner contributions		7,223		6,813
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		399		(5,971)
Cash, cash equivalents, and restricted cash at beginning of year		86		6,057
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	485	$	86

Notes to the Financial Statements

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Over the Top Ladder, LLC (the Company) is a start-up company that developed and patented a revolutionary curved specialty ladder called "Over The Top Ladder". In addition to the original aluminum design, the Company plans product offerings to include other specialty ladders. These include manufacturing ladders made of materials such as fiberglass and other new technologically advanced materials. The Company has the capacity to tailor our ladders to better serve specific markets such as the military and first responder communities as well as designs for ladder automation. Since ladder use is universal, the market is global.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 and 2021 cash consisted of deposits held in a business checking account.

g. Intangible assets

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the intangible assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangibles assets that have an indefinite live are not amortized, but rather are tested for impairment annually or if events or a change in circumstance have occurred that indicate possible impairment. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized.

Intangible assets assessed by the company with indefinite useful lives are not amortized, but are reviewed each period to determine whether the assessment of indefinite life continues to be supportable. If not, the intangible assets are prospectively accounted for with a finite useful life. As of

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

December 31, 2022 and 2021 the Company's only intangible assets were patents.

h. Advertising expense

Advertising and promotional costs are expensed as incurred.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Patent

The Company has two utility patents and one designer patent. A summary of the Company's patents is provided below.

	Cost	Granted	Useful Life	Accumulated Amortization	Net Carrying Value
Patent US8708102B2	$ 19,756	April 2014	15 years	$ 11,415	$ 8,341
Patent US8215453	6,689	July 2012	15 years	4,682	2,007
Patent US841190S1	10,327	February 2019	15 years	2,639	7,688
Total	$ 36,772			$ 18,736	$ 18,036

Amortization expense was $2,451 and $2,451 for the years ended December 31, 2022 and 2021, respectively.

Estimated amortization over the next five years is as follows:

2023	$ 2,451
2024	2,451
2025	2,451
2026	2,451
2027	2,229
Subsequent	6,003
Total	$ 18,036

Over the Top Ladder, LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the years ended December 31, 2022 and 2021 the Company incurred losses from operations and the Company has relied on owner financing to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

5. Subsequent events

Management evaluated all activity of the Company through September 18, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.